Exhibit 99.3

Execution Version

LIMITED GUARANTEE

This LIMITED GUARANTEE (this “Limited Guarantee”), dated as of November 22, 2024, is made by the Persons listed on Schedule A hereto (each, a “Guarantor,” and collectively, the “Guarantors”) in favor of First High-School Education Group Co., Ltd., an exempted company incorporated with limited liability under the Laws of the Cayman Islands (the “Guaranteed Party”). Each capitalized term used and not defined herein shall have the meaning ascribed to it in the Merger Agreement (as defined below), except as otherwise provided herein.

1. Limited Guarantee. To induce the Guaranteed Party to enter into that certain Agreement and Plan of Merger, dated as of the date hereof (as may be amended, restated, modified or supplemented from time to time, the “Merger Agreement”) among One Education Holding Limited, an exempted company incorporated with limited liability under the Laws of the Cayman Islands (“Parent”), One Education Merger Limited, an exempted company incorporated with limited liability under the Laws of the Cayman Islands and a wholly-owned subsidiary of Parent (“Merger Sub”), and the Guaranteed Party, pursuant to which, upon the terms and subject to the conditions set forth therein, among other things, Merger Sub will be merged with and into the Guaranteed Party, with the Guaranteed Party continuing as the surviving company and a wholly-owned subsidiary of Parent (the “Transaction”), each Guarantor, intending to be legally bound, hereby absolutely, irrevocably and unconditionally guarantees to the Guaranteed Party, severally but not jointly, subject to the terms and conditions hereof, the due and punctual performance and discharge as and when due of the payment obligations of Parent with respect to the payment of the Parent Termination Fee if and when due pursuant to Section 9.02(c) of the Merger Agreement (the “Guaranteed Obligations”); provided that this Limited Guarantee may be enforced for money damages only and in no event shall a Guarantor’s aggregate liability under this Limited Guarantee exceed such Guarantor’s respective percentage, as set forth opposite its name on Schedule A hereto (the “Guaranteed Percentage”), of the Maximum Amount (as defined below); provided further that the maximum aggregate liability of the Guarantors hereunder shall not exceed US$303,935 (the “Maximum Amount”), and the Guaranteed Party hereby agrees that (A) each Guarantor shall in no event be required to pay more than the applicable Guaranteed Percentage of the Maximum Amount under or in respect of this Limited Guarantee or to pay more than once under or in respect of this Limited Guarantee, and (B) the Guarantors shall not have any obligation or liability to any Person (including, without limitation, to the Guaranteed Party Group (as defined below)) relating to, arising out of or in connection with this Limited Guarantee or the Merger Agreement, other than as expressly set forth herein. The Guaranteed Party, by execution of this Limited Guarantee, further acknowledges that, in the event that Parent has any unsatisfied payment obligations, payment of the applicable Guaranteed Percentage of the Guaranteed Obligations in accordance with and subject to the terms and conditions hereof by each Guarantor shall constitute satisfaction in full of such Guarantor’s obligations with respect thereto.

The Guarantor hereby agrees to pay all reasonable and documented out-of-pocket expenses (including reasonable fees and expenses of counsel) incurred by the Guaranteed Party in connection with the enforcement of its rights hereunder. All payments hereunder shall be made in lawful money of the United States or other currencies as otherwise agreed by the parties hereto, in immediately available funds. All payments made by the Guarantor pursuant to this Limited Guarantee shall be free and clear of any deduction, offset, defense, claim or counterclaim of any kind.

2. Nature of Guarantee.

(a) This Limited Guarantee is an unconditional and continuing guarantee of payment, not of collection, and a separate action or actions may be brought and prosecuted against any Guarantor to enforce this Limited Guarantee, irrespective of whether any action is brought against Parent or any other Person or whether Parent or any other Person is joined in any such action or actions; provided that such action or actions have also been brought simultaneously against each other non-performing Guarantor under this Limited Guarantee (except to the extent that the bringing of such action or actions against any other Guarantor is prohibited or stayed by any applicable Law or Order). The Guaranteed Party shall not release any Guarantor from, or extend the time of payment of, any obligations hereunder or amend or waive any provision hereof unless the Guaranteed Party offers to release each Guarantor under this Limited Guarantee in the same proportion, to extend the time of payment on the same terms and conditions applicable to such other Guarantor, or to amend or waive the provisions of this Limited Guarantee in the same manner. Notwithstanding anything to the contrary contained in this Limited Guarantee or any other document, the obligations of the Guarantors under this Limited Guarantee shall be several and not joint.

(b) The liability of each Guarantor under this Limited Guarantee shall, to the fullest extent permitted under applicable Law, be absolute, irrevocable and unconditional, irrespective of:

(i) any release or discharge of any obligation of Parent in connection with the Merger Agreement resulting from any change in the corporate existence, structure or ownership of Parent or any insolvency, bankruptcy, reorganization, liquidation or other similar proceeding affecting Parent or any of its respective assets, other than as and if required by Section 2(a);

(ii) any amendment or modification of the Merger Agreement, or any change in the manner, place or terms of payment or performance of, any change or extension of the time of payment or performance of, or any renewal or alteration of, any Guaranteed Obligation, any escrow arrangement or other security therefor, or any liability incurred directly or indirectly in respect thereof, to the extent that any of the foregoing does not have the effect of increasing the Maximum Amount;

(iii) the failure of the Guaranteed Party to assert any claim or demand or enforce any right or remedy against Parent or any other Person primarily or secondarily liable with respect to any Guaranteed Obligation, other than as and if required by Section 2(a) (including in the event any Person becomes subject to a bankruptcy, reorganization, insolvency, liquidation or similar proceeding);

(iv) the adequacy of any other means the Guaranteed Party may have of obtaining repayment of any of the Guaranteed Obligations;

(v) any other act or omission that may in any manner or to any extent vary the risk of such Guarantor or otherwise operate as a discharge of such Guarantor as a matter of law or equity (other than as a result of payment of the Guaranteed Obligations in accordance with their terms); or

(vi) the value, genuineness, validity, illegality or enforceability of the Merger Agreement or any other agreement or instrument referred to herein or therein.

Each Guarantor agrees that the obligations of such Guarantor hereunder shall not be released or discharged, in whole or in part, or otherwise affected by the existence of any claim, set-off or other right that the Guarantor may have at any time against Parent, Merger Sub or the Guaranteed Party, whether in connection with any Guaranteed Obligation or otherwise, other than the defense permitted under the next paragraph.

Notwithstanding any other provision of this Limited Guarantee, the Guaranteed Party hereby agrees on its own behalf and on behalf of its Affiliates, directors and officers, that (i) each Guarantor may assert, as a defense to any payment or performance by such Guarantor under this Limited Guarantee (x) any defense that Parent could assert against the Guaranteed Party under the terms of the Merger Agreement, (y) any failure by the Guaranteed Party to comply with the terms of the Limited Guarantee or the Guaranteed Party’s misconduct or fraud hereunder; and (ii) to the extent that Parent would be relieved of its obligations under the Merger Agreement, the Guarantor shall be similarly and proportionally relieved of its obligations under this Limited Guarantee.

(c) The parties hereto acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Limited Guarantee were not performed in accordance with its specific terms or were otherwise breached and further agree that the Guaranteed Party shall be entitled to an Order, injunction, specific performance and other equitable relief against the relevant Guarantor from a court or authority of competent jurisdiction to prevent breaches of this Limited Guarantee and to enforce specifically the terms and provisions hereof, in addition to any other remedy to which it is entitled at law or in equity, and shall not be required to provide any bond or other security in connection with any such Order or injunction. Each Guarantor further agrees not to oppose the granting of any such Order, injunction, specific performance and other equitable relief on the basis that (i) the Guaranteed Party has an adequate remedy at law or (ii) an award of an Order, injunction, specific performance or other equitable relief is not an appropriate remedy for any reason at law or in equity. Each Guarantor hereby waives any and all notice of the creation, renewal, extension or accrual of any of the Guaranteed Obligations and notice of or proof of reliance by the Guaranteed Party upon this Limited Guarantee or acceptance of this Limited Guarantee. Without expanding the obligations of the Guarantors hereunder, the Guaranteed Obligations, and any of them, shall conclusively be deemed to have been created, contracted or incurred in reliance upon this Limited Guarantee, and all dealings between Parent and/or the Guarantors, on the one hand, and the Guaranteed Party, on the other, shall likewise be conclusively presumed to have been had or consummated in reliance upon this Limited Guarantee. Except as provided in Section 2(a), when pursuing any of its rights and remedies hereunder against the Guarantors, the Guaranteed Party shall be under no obligation to pursue (or elect among) such rights and remedies it may have against Parent or any other Person for the Guaranteed Obligations or any right of offset with respect thereto, and any failure by the Guaranteed Party to pursue (or elect among) such other rights or remedies or to collect any payments from Parent or any such other Person or to realize upon or to exercise any such right of offset, and any release by the Guaranteed Party of Parent or any such other Person or any right of offset, shall not relieve the Guarantors of any liability hereunder, and shall not impair or affect the rights and remedies, whether express, implied or available as a matter of Law, of the Guaranteed Party, subject to the provisions of Section 2(a).

(d) To the fullest extent permitted by Law, the Guarantors irrevocably waive promptness, diligence, grace, acceptance hereof, presentment, demand, notice of non-performance, default, dishonor and protest and any other notice, in each case, to the extent not provided for herein (except for notices to be provided to Parent and its counsel pursuant to the terms of the Merger Agreement).

(e) The Guaranteed Party shall not be obligated to file any claim relating to any Guaranteed Obligation in the event that Parent becomes subject to a bankruptcy, insolvency, reorganization or similar proceeding, and the failure of the Guaranteed Party to so file shall not affect the Guarantors’ obligations hereunder. In the event that any payment to the Guaranteed Party in respect of any Guaranteed Obligation is rescinded or must otherwise be returned to Parent, the Guarantors or any other Person for any reason whatsoever (other than any rescissions or returned payments due to or as a result of fraud or willful misconduct of any of the Guaranteed Party Group), the Guarantors shall remain liable hereunder in accordance with the terms hereof with respect to such Guaranteed Obligations as if such payment had not been made, so long as this Limited Guarantee has not been terminated in accordance with its terms.

(f) Notwithstanding anything to the contrary contained in this Limited Guarantee, the Guaranteed Party hereby agrees that the Guarantors shall have all defenses in respect of fraud or willful misconduct of any of the Guaranteed Party Group or any breach by the Guaranteed Party of any term hereof.

(g) The Guaranteed Party hereby agrees that to the extent Parent or Merger Sub is relieved of all or any portion of its payment obligations under the Merger Agreement, the Guarantors shall be automatically relieved of their obligations with respect to such payment obligations on a pro rata basis under this Limited Guarantee without any further actions from the parties thereto.

3. Sole Remedy; No Recourse. Notwithstanding anything that may be expressed or implied in this Limited Guarantee or any document or instrument delivered in connection herewith and notwithstanding any equitable, common law or statutory right or claim that may be available to the Guaranteed Party Group, by its acceptance of the benefits of this Limited Guarantee, the Guaranteed Party covenants, agrees and acknowledges, on behalf of it and the Guaranteed Party Group, that no Person other than the Guarantors (or any successors and permitted assignees thereof) has any obligations hereunder and that, notwithstanding that the Guarantors or any of their respective successors or permitted assigns may be a partnership, limited liability company or corporation, the Guaranteed Party has no right of recovery under this Limited Guarantee or, except for the Retained Claims (as defined below), in any document or instrument delivered in connection herewith, or for any claim based on, in respect of, or by reason of, such obligations or liabilities or their creation, against, and no recourse shall be had against and no personal liability shall attach to, the former, current or future holders of any equity, general or limited partnership or limited liability company interest, management companies, portfolio companies, incorporators, controlling persons, directors, officers, employees, agents, advisors, attorneys, representatives, members, managers, general or limited partners, stockholders, shareholders, successors, assignees or Affiliates (other than any permitted assignee under Section 11) of the Guarantors or Parent, or any former, current or future holder of any equity, general or limited partnership or limited liability company interest, controlling person, management company, portfolio company, incorporator, director, officer, employee, attorney, general or limited partner, stockholder, shareholder, member, manager, Affiliate (other than any permitted assignee under Section 11), agent, advisor, or representative, successors or assignees of any of the foregoing (each a “Non-Recourse Party”), through Parent or otherwise, whether by or through attempted piercing of the corporate veil, by or through a claim by or on behalf of Parent against any Non-Recourse Party, by the enforcement of any assessment or by any legal or equitable proceeding, by virtue of any statute, regulation or applicable Law, or otherwise. The Guaranteed Party further covenants, agrees and acknowledges that the only rights of recovery and claims against the Guarantors or any Non-Recourse Party that the Guaranteed Party, any of its Affiliates, any of its direct or indirect shareholder or Subsidiaries, or any of the Affiliates, direct or indirect, former, current or future equity holders, management companies, portfolio companies, incorporators, controlling persons, directors, officers, employees, members, managers, general or limited partners, stockholders, shareholders, representatives, advisors, attorneys, agents, successors or assignees of the foregoing (collectively, the “Guaranteed Party Group”) has in respect of the Merger Agreement, this Limited Guarantee, any other agreement or instrument delivered pursuant to the aforesaid transaction documents (the “Transaction Documents”) or any of the transactions contemplated hereby or thereby, or in respect of any written or oral representations made or alleged to have been made in connection herewith or therewith, whether at law, in equity, in contract, in tort or otherwise, are its rights (including through exercise of third party beneficiary rights) to recover from, and assert claims against, (a) Parent or Merger Sub and their respective successors and assigns under and to the extent expressly provided in the Merger Agreement, and (b) each Guarantor (but not any Non-Recourse Party) and its successors and assigns under and to the extent expressly provided in this Limited Guarantee (subject to applicable Guaranteed Percentage of the Maximum Amount set forth in this Limited Guarantee and the other limitations described herein) (claims against (a) and (b) collectively, the “Retained Claims”). The Guaranteed Party acknowledges and agrees that Parent has no assets other than certain contract rights and that no additional funds are expected to be contributed to Parent unless and until the Closing occurs. Nothing set forth in this Limited Guarantee shall confer or give or shall be construed to confer or give to any Person other than the parties hereto any rights or remedies against any Person including the Guarantors, except as expressly set forth herein to the Guaranteed Party against the Guarantors. For the avoidance of doubt, none of the Guarantors, Parent, Merger Sub or their respective successors and assigns under the Merger Agreement, or this Limited Guarantee shall be a Non-Recourse Party.

4. No Subrogation. Each Guarantor will not exercise against Parent any rights of subrogation or contribution, whether arising by contract or operation of Law (including, without limitation, any such right arising under bankruptcy or insolvency Laws) or otherwise, by reason of any payment by such Guarantor pursuant to the provisions of Section 1 hereof unless and until the Guaranteed Obligations (subject to the Maximum Amount) have been paid in full.

5. Termination. This Limited Guarantee shall terminate (and the Guarantors shall have no further obligations hereunder) upon the earliest to occur of (a) the Effective Time, (b) the payment in full of the Guaranteed Obligations (subject to the Maximum Amount), (c) the valid termination of the Merger Agreement in accordance with its terms under the circumstance of which Parent and Merger Sub would not be obligated to pay the Parent Termination Fee pursuant to Section 9.02(c) of the Merger Agreement and (d) in the case of a termination of the Merger Agreement in a circumstance which gives rise to any obligation on the part of Parent and/or Merger Sub to make any payments of Parent Termination Fee, or performance of any Guaranteed Obligations or there is otherwise any outstanding Guaranteed Obligation at the time of such termination, the date falling 120 days after such termination (unless the Guaranteed Party has presented a written claim for payment of the Parent Termination Fee or the Guaranteed Obligations hereunder by such date, in which case this Limited Guarantee shall terminate upon the date that such claim is finally resolved and payment in full of any amounts required to be paid in respect of such final resolution). If any payment or payments made by Parent, any Guarantor or any part thereof, are subsequently invalidated, declared to be fraudulent or preferential, set aside or are required to be repaid to a trustee, receiver or any other Person under any bankruptcy act, state or federal Law, common Law or equitable cause, then to the extent of such payment or payments, the Guaranteed Obligations or part thereof hereunder shall be revived and continued in full force and effect as if said payment or payments had not been made. In the event that any of the Guaranteed Party Group expressly asserts in any litigation or other Legal Proceeding relating to this Limited Guarantee (i) that the provisions hereof (including, without limitation, Section 1 hereof limiting the Guarantors’ aggregate liability to the Maximum Amount or Section 3 hereof relating to the sole and exclusive remedies of the Guaranteed Party Group against the Guarantors or any Non-Recourse Party) are illegal, invalid or unenforceable, in whole or in part, or (ii) any theory of liability against the Guarantors, any Non-Recourse Party other than any Retained Claim, then (x) the obligations of the Guarantors under this Limited Guarantee shall terminate ab initio and be null and void, (y) if any Guarantor has previously made any payments under this Limited Guarantee, it shall be entitled to recover such payments from the Guaranteed Party and (z) none of the Guarantors, Parent or Non-Recourse Parties shall have any liability whatsoever (whether at law or in equity, whether sounding in contract, tort, statue or otherwise) to the Guaranteed Party Group with respect to the Transaction Documents, the transactions contemplated by the Transaction Documents or otherwise.

6. Continuing Guarantee. Unless terminated pursuant to the provisions of Section 5 hereof, this Limited Guarantee is a continuing one and shall remain in full force and effect until the indefeasible payment and satisfaction in full of the Guaranteed Obligations (subject to the Maximum Amount), shall be binding upon the Guarantors, their respective successors and assigns, and shall inure to the benefit of, and be enforceable by, the Guaranteed Party and its successors, permitted transferees and permitted assigns; provided that notwithstanding anything to the contrary in this Limited Guarantee, the provisions of this Limited Guarantee that are for the benefit of any Non-Recourse Party (including the provisions of Sections 3, 5 and 15) shall indefinitely survive any termination of this Limited Guarantee for the benefit of the Guarantors and any such Non-Recourse Party. All obligations to which this Limited Guarantee applies or may apply under the terms hereof shall be conclusively presumed to have been created in reliance hereon.

7. Entire Agreement. This Limited Guarantee, the Merger Agreement (including any schedules, exhibits and annexes thereto and any other documents and instruments referred to thereunder), and other agreements or documents referenced under any of the forgoing constitute the entire agreement with respect to the subject matter hereof, and supersede all other prior agreements and understandings, both written and oral, among Parent, the Guarantors or any of their respective Affiliates, on the one hand, and the Guaranteed Party or any of its Affiliates, on the other hand.

8. Changes in Obligations; Certain Waivers. The Guarantors agree that, subject to the provisions of Section 2(a), the Guaranteed Party may, in its sole discretion, at any time and from time to time, without notice to or further consent of the Guarantors, extend the time of payment of the Guaranteed Obligations (subject to the Maximum Amount), and may also make any agreement with Parent for the extension, renewal, payment, compromise, discharge or release thereof, in whole or in part, or for any modification of any agreement between the Guaranteed Party and Parent or any other Person, without in any way impairing or affecting the Guarantors’ obligations under this Limited Guarantee; provided that any such agreement for any extension, renewal, payment, compromise, discharge or release shall be made on the same terms and conditions and on a pro rata basis across the Guarantors.

9. Acknowledgement. Each Guarantor acknowledges that it will receive substantial indirect benefits from the transactions contemplated by the Merger Agreement and that the waivers set forth in this Limited Guarantee are knowingly made in contemplation of such benefits. Each Guarantor hereby covenants and agrees that it shall not institute, and shall cause its Affiliates not to institute, any proceeding asserting that this Limited Guarantee is illegal, invalid or unenforceable in accordance with its terms.

10. Representations and Warranties of the Guarantors. Each Guarantor hereby represents and warrants that:

(a) it is duly organized and validly existing under the Laws of the jurisdiction of its organization;

(b) it has complete civil rights and legal capacity to execute, deliver and perform this Limited Guarantee, and the execution, delivery and performance of this Limited Guarantee have been duly authorized by all necessary limited partnership or corporate action (as applicable) on the part of the Guarantor;

(c) assuming due execution and delivery of the Merger Agreement and this Limited Guarantee by the Guaranteed Party, this Limited Guarantee has been duly and validly executed and delivered by the Guarantor and constitutes a legal, valid and binding obligation of the Guarantor enforceable against the Guarantor in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization or moratorium Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies; and

(d) the Guarantor has the financial capacity to pay and perform its obligations under this Limited Guarantee. Such Guarantor is solvent and shall not be rendered insolvent as a result of its execution and delivery of this Limited Guarantee or the performance of its obligations hereunder. All funds necessary for such Guarantor to fulfill its/his/her obligations under this Limited Guarantee shall be available to such Guarantor for so long as this Limited Guarantee shall remain in effect in accordance with the terms hereof.

11. No Assignment. No party hereto may assign or delegate its rights, interests or obligations hereunder to any other Person, in whole or in part, (except by operation of Law) without the prior written consent of the Guaranteed Party (in the case of an assignment or delegation by a Guarantor) or the Guarantors (in the case of an assignment or delegation by the Guaranteed Party); except that the rights, interests or obligations of the relevant Guarantor under this Limited Guarantee may be transferred and/or assigned, in whole or in part, by a Guarantor to (a) any Affiliate of such Guarantor, or (b) any other transferee with respect to whom such Guarantor has furnished information to the Guaranteed Party verifying, to the reasonable satisfaction of the Guaranteed Party, the identity, good standing and creditworthiness of such transferee; provided, that such transfer and/or assignment shall not relieve such Guarantor of its obligations hereunder to the extent not performed by such transferee or assignee. Any attempted assignment in violation of this Section 11 shall be null and void.

12. Notices. All notices, requests, claims, demands and other communications hereunder shall be given by the means specified in Section 10.04 of the Merger Agreement (and shall be deemed given as specified therein) as follows:

if to the Guarantors:

if to Visionsky Group Limited, Brightenwit Group Limited,

No. 1-1, Tiyuan Road, Xishan District

Kunming, Yunnan Province, 650228, People’s Republic of China

if to Spring River Greater China Fund,

12A1, OfficePlus@Mongkok

998 Canton Road, Mongkok, Hong Kong

if to the Guaranteed Party, as provided in Section 10.04 of the Merger Agreement.

13. Governing Law; Dispute Resolution.

(a) This Limited Guarantee, and all claims or causes of action (whether at law or in equity, in contract or in tort) that may be based upon, arise out of or relate to this Limited Guarantee or the negotiation, execution or performance hereof, will be governed by, and construed in accordance with, the Laws of the State of New York without regard to the conflicts of Law principles thereof that would subject such matter to the Laws of another jurisdiction.

(b) Any Legal Proceeding arising out of or in any way relating to this Limited Guarantee shall be submitted to the HKIAC and resolved in accordance with the HKIAC Rules in force at the relevant time and as may be amended by this Section 13. The place of arbitration shall be Hong Kong. The official language of the arbitration shall be English and the tribunal shall consist of three Arbitrators. The claimant(s), irrespective of number, shall nominate jointly one Arbitrator; the respondent(s), irrespective of number, shall nominate jointly one Arbitrator; and a third Arbitrator will be nominated jointly by the first two Arbitrators and shall serve as chairman of the arbitration tribunal. In the event the claimant(s) or respondent(s) or the first two Arbitrators shall fail to nominate or agree the joint nomination of an Arbitrator or the third Arbitrator within the time limits specified by the HKIAC Rules, such Arbitrator shall be appointed promptly by the HKIAC. The arbitration tribunal shall have no authority to award punitive or other punitive-type damages. The award of the arbitration tribunal shall be final and binding upon the disputing parties. Any party to an award may apply to any court of competent jurisdiction for enforcement of such award and, for purposes of the enforcement of such award, the parties irrevocably and unconditionally submit to the jurisdiction of any court of competent jurisdiction and waive any defenses to such enforcement based on lack of personal jurisdiction or inconvenient forum.

(c) Notwithstanding the foregoing, the parties hereto hereby consent to and agree that in addition to any recourse to arbitration as set out in this Section 13, any party hereto may, to the extent permitted under the rules and procedures of the HKIAC, seek an interim injunction or other form of relief from the HKIAC as provided for in its HKIAC Rules. Such application shall also be governed by, and construed in accordance with, the Laws of the State of New York.

(d) WAIVES ANY AND ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS LIMITED GUARANTEE OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS LIMITED GUARANTEE BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS CONTAINED IN THIS SECTION 13(d).

14. Counterparts. This Limited Guarantee shall not be effective until it has been executed and delivered by all parties hereto. This Limited Guarantee may be executed by facsimile or electronic transmission in pdf format, and in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

15. No Third-Party Beneficiaries. This Limited Guarantee shall be binding upon and inure solely to the benefit of the parties hereto and their respective successors and permitted assigns, and nothing express or implied in this Limited Guarantee or any other agreement is intended to, or shall, confer upon any other Person any benefits, rights or remedies under or by reason of, or any rights to enforce or cause the Guaranteed Party to enforce, the obligations set forth herein; provided, that the Non-Recourse Parties and the members of the Guaranteed Party Group shall be third party beneficiaries of the provisions hereof that are expressly for their benefit.

16. Confidentiality. This Limited Guarantee shall be treated as confidential and is being provided to the Guaranteed Party solely in connection with the Transaction. This Limited Guarantee may not be used, circulated, quoted or otherwise referred to in any document (except for the Merger Agreement and any agreement or document referred to therein), except with the written consent of the parties hereto; provided that the parties may disclose the existence and content of this Limited Guarantee to the extent required by Law (or pursuant to a regulatory request), the applicable rules of any national securities exchange, in connection with any SEC filings relating to the Transaction and in connection with any litigation relating to the Transaction, the Merger Agreement or the transactions as permitted by or provided in the Merger Agreement and the Guarantors may disclose it to any Non-Recourse Party or any of its representatives that needs to know of the existence of this Limited Guarantee and is subject to the confidentiality obligations set forth herein.

17. Miscellaneous.

(a) No amendment, supplementation, modification or waiver of this Limited Guarantee or any provision hereof shall be enforceable unless approved by the Guaranteed Party and the Guarantors in writing. The Guaranteed Party and its Affiliates are not relying upon any prior or contemporaneous statement, undertaking, understanding, agreement, representation or warranty, whether written or oral, made by or on behalf of the Guarantors or any Non-Recourse Party in connection with this Limited Guarantee except as expressly set forth herein by the Guarantors. The Guarantors and their Affiliates are not relying upon any prior or contemporaneous statement, undertaking, understanding, agreement, representation or warranty, whether written or oral, made by or on behalf of the Guaranteed Party in connection with this Limited Guarantee except as expressly set forth herein by the Guaranteed Party.

(b) Any term or provision of this Limited Guarantee that is invalid or unenforceable in any jurisdiction shall be, as to such jurisdiction, ineffective solely to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction; provided, however, that this Limited Guarantee may not be enforced in violation of the limitation of the amount payable by the Guarantors hereunder to the Maximum Amount provided in Section 1 hereof and to the provisions of Sections 3 and 5 hereof. Each party hereto covenants and agrees that it shall not assert, and shall cause its respective Affiliates and representatives not to assert, that this Limited Guarantee or any part hereof is invalid, illegal or unenforceable in accordance with its terms.

(c) The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Limited Guarantee.

(d) All parties acknowledge that each party and its counsel have reviewed this Limited Guarantee and that any rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of this Limited Guarantee.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the Guarantors have caused this Limited Guarantee to be executed and delivered as of the date first written above by their respective officer or representative thereunto duly authorized.

Visionsky Group Limited

/s/ Shaowei Zhang
Name:	Shaowei Zhang
Title:	Director

IN WITNESS WHEREOF, the Guarantors have caused this Limited Guarantee to be executed and delivered as of the date first written above by their respective officer or representative thereunto duly authorized.

Brightenwit Group Limited

/s/ Yu Wu
Name:	Yu Wu
Title:	Director

IN WITNESS WHEREOF, the Guarantors have caused this Limited Guarantee to be executed and delivered as of the date first written above by their respective officer or representative thereunto duly authorized.

Spring River Greater China Fund

/s/ Pengwei Luo
Name:	Pengwei Luo
Title:	Director

IN WITNESS WHEREOF, the Guaranteed Party has caused this Limited Guarantee to be executed and delivered as of the date first written above by its officer or representative thereunto duly authorized.

First High-School Education Group Co., Ltd.

/s/ Guangzhou Zhao
Name:	Guangzhou Zhao
Title:	Director

Schedule A

Guarantors	Percentage of Obligations	Pro rata Obligations (US$)
Visionsky Group Limited	73%	221,873
Brightenwit Group Limited	12%	36,472
Spring River Greater China Fund	15%	45,590
Total	100%	303,935

13